UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Information to be Included in Statements Filed Pursuant
to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to
Rule 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.     )*

NOVA OIL, INC.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

669789109

(CUSIP Number)

J.D. McGraw

Nova Oil, Inc.

The Riviana Building

2777 Allen Parkway, Suite 800

Houston, Texas 77019

(713) 869-6682

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 31, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 669789109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Dallas Neil

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,925,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 6,925,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,925,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.8%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

The title and class of equity securities to which this Schedule 13D relates is common stock, par value $.001 per share (the “Common Stock”), of Nova Oil, Inc., a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is The Riviana Building, 2777 Allen Parkway, Suite 800, Houston, Texas, 77019.

Item 2.	Identity and Background

(a)                                  Dallas Neil (referred to herein as the “Reporting Person”)

(b)                                 The Riviana Building
2777 Allen Parkway, Suite 800
Houston, Texas 77019

(c)                                  The principal occupation of the Reporting Person is as Executive Vice President of Corporate Development of the Issuer. The Issuer’s address is provided in Item 1 above.

(d)                                 During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  During the last five years the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                    The Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

As described in Item 4 below, the Reporting Person acquired his shares of common stock of the Issuer by way of a share exchange transaction, with the consideration for the Reporting Person’s acquisition of shares of Issuer common stock being the Reporting Person’s shares of common stock of Biosource America, Inc., a Texas corporation (“Biosource”). The disclosures set forth in Item 4 are incorporated herein by reference.

Item 4.	Purpose of Transaction

On March 30, 2006, the Issuer entered into a share exchange agreement (the “Share Exchange Agreement”) with Biosource and holders of shares of capital stock of Biosource (collectively the “Biosource Stockholders”). Pursuant to the Share Exchange Agreement, each Biosource Stockholder exchanged three shares of common stock of Biosource America for two shares of common stock of the Issuer (the “Share Exchange”). The Share Exchange closed on

March 31, 2006 and, as a result, the Issuer issued 40,000,000 shares of its common stock for the surrender of certificates in exchange therefor and Biosource became a subsidiary of the Issuer. Under the terms of the Share Exchange Agreement, the Issuer declared a three-for-two stock split in the form of a stock dividend payable on April 24, 2006 to holders of record on April 10, 2006. After the Share Exchange, the Issuer has approximately 46,925,000 shares of common stock issued and outstanding.

Prior to the Share Exchange, the Issuer’s Board of Directors consisted of Paul E. Fredericks, Arthur P. Dammarell, Jr. and Bruce E. Cox. In connection with the Share Exchange and the resulting change of control, Arthur P. Dammerell, Jr. resigned from the Board of Directors and the Board appointed Kenneth T. Hern to the Board as its Chairman to fill the vacancy until the next annual meeting and his successor is duly elected and qualified. In addition, Paul E. Fredericks resigned as President and the Board appointed Kenneth T. Hern as Chief Executive Officer. In addition, the Board appointed J.D. McGraw as Chief Operating Officer, Richard Talley as President of Biosource, the Reporting Person as Executive Vice President of Corporate Development and Leon van Kraayenburg as Vice President of Finance.

Pursuant to the Share Exchange Agreement, on the tenth day following the mailing of the Issuer’s information statement on Schedule 14f-1, Bruce E. Cox will resign as a director and Michael McGowan will be appointed to serve on the Board of Directors in his place until the next annual meeting and his successor is duly elected and qualified.

Biosource is an energy company that constructs and operates biodiesel refineries for the production, distribution and sale of renewable fuel products.

Except as described in Item 4, the Reporting Person does not have any plans or proposals that relate to or would result in: (i) the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) any extraordinary corporate transaction; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) any changes in the Issuer’s charter, bylaws or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)                                  The Reporting Person beneficially owns 6,925,000 shares of common stock of the Issuer, which equals approximately 14.8% of the outstanding shares of common stock of the Issuer as of March 31, 2006.

(b)                                 The Reporting Person has sole voting and dispositive power as to 6,925,00 shares.

(c)                                  Other than as described above in Item 4, the Reporting Person has not effected any transactions in the Issuer’s common stock during the past 60 days.

(d)                                 Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The Reporting Person is the Executive Vice President of Corporate Development of the Issuer.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description

2.1

Share Exchange Agreement, dated as of March 30, 2006, entered into between the Issuer, Biosource America, Inc. and the shareholders of Biosource America, Inc., filed as Exhibit 2.1 to the Issuer’s current report on Form 8-K filed with the Securities and Exchange Commission on April 3, 2006 and incorporated by reference herein.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 10, 2006
Date
/s/ Dallas Neil
Signature
Dallas Neil
Name/Title